1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

October 15, 2020

VIA EDGAR

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,390

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,390 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares US Small Cap Value Factor ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on September 18, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and expense example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and expense example for the Fund at least one week before effectiveness.

Comment 2: In the Principal Investment Strategies section of the Prospectus on page S-2, there is a reference to "negative sentiment score." Please explain in plain English what negative sentiment score means and how it is determined.

Response: The Principal Investment Strategies have been updated to describe that the negative sentiment score is calculated using the number of upgrades for earnings per share and the number of downgrades for earnings per share for a company's current and next fiscal year. A company with more downgrades for earnings per share than upgrades will have a negative sentiment score, and thus will be excluded from the Underlying Index.

Securities and Exchange Commission

October 15, 2020

Comment 3: In the Principal Investment Strategies section of the Prospectus on page S-2, please explain the circumstances in which the amount of stocks in the Underlying Index would go from the "top 250 ranked" to "fewer than 200" stocks.

Response: The "top 250 ranked" stocks represent a ceiling for the Underlying Index rather than a required target. As the screens are applied to the Parent Index to create the Target Index, it is possible that fewer than 250 stocks qualify (e.g., if fewer than 250 stocks have a positive sentiment score). Additionally, constituents removed from the Parent Index will be concurrently removed from the Underlying Index. These constituents will not be replaced until a rebalance is triggered during a monthly review.

Comment 4: Please include the number of index components. A range is acceptable.

Response: The Principal Investment Strategies have been updated to include the number of index components.

Comment 5: Please reorder the principal risks in order of importance for at least the top 3-5 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 6: On page S-7, the "Value Securities Risk" factor states that "Value securities have generally performed better than non-value securities during periods of economic recovery (although there is no assurance that they will continue to do so)." If applicable, please explain whether there is a time when value securities perform worse than non-value securities.

Response: The Value Securities Risk factor has been updated as follows (changes in bold and underline):

Value Securities Risk. Securities issued by companies that may be perceived as undervalued, particularly securities of a company that appear to trade at a significant discount to the company's intrinsic value, may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery (although there is no assurance that they will continue to do so). At other times, value securities may not perform as well as growth securities or the stock market in general, and may be out of favor with investors for varying periods of time.

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Securities and Exchange Commission

October 15, 2020

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Smith Nick Cordell  Michael Gung   George Rafal    Jakob D. Edson